Exhibit 99.1

Renren Announces Change in Board of Directors

BEIJING, China, July 27, 2018 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), which operates a social networking service (SNS) business, used auto business and SaaS business, today announced that Mr. David K. Chao has resigned from the Company’s Board of Directors, effective close of business on July 26, 2018. Mr. Chao resigned for personal reasons and not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

"On behalf of the Board of Directors, we would like to thank Mr. Chao for his valuable contributions to Renren over the years. He has been a great advisor to me and the rest of the Board. We have been very pleased to have his help and insight on a range of issues,” said Renren’s Chairman and Chief Executive Officer, Mr. Joseph Chen.

"I have enjoyed working with Joe and the team at Renren for the last twelve years. I'm honored to have participated in the Company’s growth and will continue to support Renren,” said Mr. Chao.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a social networking service (SNS) business, used car business and SaaS business. Renren's American depositary shares, each of which represents fifteen Class A ordinary shares, trade on NYSE under the symbol "RENN".

For more information, please contact:

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com